AMERICANA PUBLISHING, INC.
303 San Mateo NE
Suite 104
Albuquerque, NM 87108
(505) 265-6121

July 26, 2005

Ms. Linda Cvrkel
Securities and Exchange Commission
450 5th Street NW
Washington, DC 20549

Re:  Americana Publishing, Inc
Form SB-2 Filed May 9, 2005
Form 10-KSB for the year ended December 31, 2004
Commission file #: 000-25783

Dear Ms. Cvrkel,

This letter is in response to your letter dated July 12, 2005, received in our office the same day by facsimile, commenting on the following documents: Form SB-2 filed May 9, 2005 and Form 10-KSB for the year ended December 31, 2004.

Form SB-2 filed May 9, 2005 and Form 10-KSB for the year ended December 31, 2004

1. General- Please ensure that you have incorporated our previous comments into your financial statements and disclosures included in your Form SB-2 filed May 9, 2005 and into your Annual Report on Form 10-KSB for the year ended December 31, 2004 and subsequent Quarterly Reports on Form 10-QSB. This would include our comments relating to convertible debt, obligations in default, going concern, and subsequent events, among others. In this regard, please address the following:

Your disclosures in Note 6 indicate that all convertible debt was converted to common stock during 2004 but your balance sheet lists $114,000 of convertible debt outstanding to related parties and $257,300 of “June Convertible Debt.” Revise to disclose the terms of the convertible debt outstanding at December 31, 2004 as reflected in your balance sheet and explain how the conversion terms were determined. Also, please indicate whether the debt provided for a beneficial conversion feature and if so, explain how the accounting treatment used complied with EITF 98-5 and EITF 00-27. Furthermore, the debt converted as disclosed in Note 6 of $387,500 does not agree to the debt converted to equity as reflected in your statement of shareholders’ deficit of $332,916. Please reconcile and revise these disclosures. Also, revise Note 6 to indicate that the beneficial conversion feature was recognized in 2001 not 2004.

Tell us and clarify in your financial statements whether the convertible notes that were converted into common shares during 2004 and 2005 were converted in accordance with their original terms or pursuant to induced conversions which should be accounted for in accordance with SFAS No. 84. If the conversions not made in accordance with the original terms, please explain how the revised conversion prices were determined, explain how they compared to the fair value of your shares at the date the revised conversion terms were agreed to and explain why you believe your accounting treatment for the conversions was appropriate.

The events disclosed in Note 11 do not appear to be “subsequent events” and should be included in audited notes to your financial statements. Please revise.

The last sentence of the first paragraph of Note 6 has been changed to read $310,000 of this convertible debt was converted to common stock during 2004. Also, the balance sheet for December 31, 2004 has been restated to show $74,000 in “Convertible Debt-Related Party” and $40,000 in “Note Payable-Related Party.”

No beneficial conversion expense has been booked concerning the June convertible debentures for the following reasons:

1.	The notes are locked up and cannot be converted until March 31, 2006.

2.	The conversion price is set at .01 cents per share which is at or above market value.

The amount of $332,916 shown on the statement of shareholders’ deficit consists of $310,000 of convertible debt converted to common stock and the balance of $22,916 represents the conversion of other notes payable to common stock.

Footnote 6 has been changed to indicate the beneficial conversion feature was recognized in 2001.

The convertible debt was converted in accordance with the original terms.

The subsequent event footnote has been corrected,

Independent Auditor’s Report

2. We note that the independent auditor’s report included in Form 10-KSB for the year ended December 31, 2004 and the Form SB-2 filed on May 9, 2005 covers only the year ended December 31, 2004. Because your financial statements include both 2003 and 2004 you must include an auditor’s report that also covers year ended December 31, 2003. Please revise both filings to include audit reports covering both 2003 and 2004.

The auditor’s report has been amended.

Notes to Financial Statements- Note 4 Property Plant & Equipment

3. We note that a significant amount of property and equipment consists of audio production costs. Please revise your disclosure to explain the nature of these costs as well as the method of amortization. Also, tell us how you ensure that the asset balance is realizable and is not impaired. Additionally, in light of the significance of property and equipment to your total assets please tell us and include a disclosure as to how and when you analyze these assets for impairment. Consider the requirements in SFAS 144.

The company’s audio book publishing process involves a process whereby a series of value added activities are undertaken. These activities include condensing the manuscript in order to meet the time limit of recording on a tape or CD format. Additionally abridging the written work in order to maintain reader interest. Finally recording a master recording in order to be able to reproduce the final product with high quality sound in large volume. The process on a single book requires up to one hundred man hours in order to produce the final product. From this point quality control activities will require an additional twenty five hours. The final product continues to produce revenue not only from the initial release but in coming years. Books produced in the year 2000 are still being sold by the company today. The company has recently re-released in the form of a “Collectors Series” over two hundred and forty titles at the rate of ten titles per month over the next two years. Management believes that the expected shelf life of the titles it currently owns rights to is approximately ten years. At the time the title either reaches that age or the title ceases to sell than at that time it is evaluated on the basis of being impaired.

Registration Statement on Form SB-2 Liquidity and Capital Resources

4. Disclose how you will value and account for the warrants to acquire 375,000 shares of common stock at a price of $.001 per common share that were issued to Montgomery Equity Partners, Ltd. in connection with their issuance of a note for $820,000. If no value was assigned to the warrants, please explain why.

The 375,000 warrants issued to Montgomery Equity Partners will be treated as follows on the 2nd QTR 10Q.

Market Price 04-01-05=     .01cents/share
Warrant Cost        .001cents/share
Expense             .009cents/share

375,000 shares @.009 cents= $3375.00 expense

5. Disclose in the notes to your financial statements and MD&A how you valued and accounted for the shares of restricted common stock that were issued to Newbridge Securities and Cornell Capital Partners during the first quarter of 2005.

1,478,940 shares were issued to Cornell Capital in the first quarter of 2005. These shares were charged to expense @.03 cents/share (the market value) for $44,368 with an offset to common stock and paid in capital.

500,000 shares were issued to Newbridge Securities in the first quarter of 2005. These shares were charged to expense @ .03 cents/share (the market value) for $15,000 with an offset to common stock and paid in capital.

Coreflix, page 24

6. Revise your financial statements to include all of the disclosures required by SFAS No. 141 with respect to the acquisition of Coreflix or explain in detail why you do not believe these disclosures are required. Also, explain in the notes how you valued the shares issued in connection with this transaction.

At the time of acquisition total stockholders equity as stated was $7495.00 (unaudited). The total sales produced in the previous year of 2003 was $53,985.00. As of the date of acquisition only $13,251.00 had been generated in the first three months preceding. It was determined that the transaction was deemed immaterial due to the fact that total assets were less than five percent of the total assets of the company. Furthermore, the total sales were deemed immaterial due the fact the Coreflix total sale were less than five percent of Americana’s. Therefore considering all the above mentioned factors the transaction in its entirety was deemed immaterial due to the overall size of the balance sheet and sales generation to that point in time.

6,000,000 shares were issued in connection with the acquisition of the assets of Coreflix. The market price of .02 cents/share was used to value the amount, for a total value of $120,000.

Warrants, page 35

7. Disclose in your financial statements that nature and terms of the transaction in which the company issued warrants to acquire 13,896,000 shares of common stock at an exercise price of .001 cents per share on April 1, 2005. As part of your revised disclose, explain how the warrants were valued and accounted for in your financial statements.

The 13,896,000 shares were issued in the 2nd quarter of 2005 and will be reflected on the 2nd quarter 10Q.

8. Provide a currently dated consent of the independent accountant in any future amendments to your Form SB-2 registration statement.

The requested consent is attached.

9. Please update the financial statements and related disclosures included in your Form SB-2 registration statement in accordance with Item 310(g) of Regulation S-B.

The updated financial statements are attached as requested.

Very truly yours,

/s/ George Lovato, Jr.
American Publishing, Inc.
George Lovato, Jr., President